

December 13, 2013

Via E-mail
Jeffrey Weissmann, Esq.
General Counsel and Secretary
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

  Re: National General Holdings Corp.
     Registration Statement on Form S-1
     Response dated November 27, 2013
     File No. 333-190454

Dear Mr. Weissmann:

   We have reviewed your November 27, 2013 response to our November 15, 2013 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Income taxes, page 54

1. From our phone conversation on December 12, 2013 we understand that you have re-evaluated portions of your response to our previous comment 1. Please provide us your revised analyses that support:
   - The identification and measurement of intangible assets in your acquisition of the Luxembourg reinsurer, Capgemini Reinsurance Company S.A. In your analysis please explain why what you identify meets the requirements to be separately identifiable assets and how you determined their fair value.
   - That the legal entity you acquired represents a business clarifying the inputs and processes acquired and how those inputs and the processes applied to those inputs provide or have the ability to provide outputs. Please specifically identify those outputs.

2. Please expand your discussion of the calculation and application of the equalization reserve computation under chapter 3, article 12 of the Grand-Ducal Regulations 5 of December 2007 in Luxembourg. In your response please tell us separately how the equalization reserve is determined each year as well as how the ceiling you identify is calculated. To the extent useful to an understanding of these computations, please provide us quantified examples.

3. Please support your assertion on page 3 of your response that the equalization reserve will be utilized in three to five years. To that end:
   - If as your disclosure in the third risk factor on page 25 of your most recent filing indicates, the equalization reserve is a catastrophe reserve in excess of required reserves, please tell us why the ceding of normal recurring business (i.e., absent a catastrophe) will cause the reserve to be utilized in three to five years.
   - Please tell us what discretion you have under Luxembourg law to cede portions of your business in a way that differs from the historical experience that was used by the Luxembourg regulator to establish the multiplier underlying your equalization reserve computation.
   - If the only way for the equalization reserve to be utilized is if future experience differs from historical and you expect to utilize the reserve over three to five years, please explain whether there is a known trend, event, commitment or uncertainty that future experience will differ significantly from historical experience that must be disclosed in MD&A.

4. On page 8 of your response in section D of your response to comment 1, you indicate your belief that the equalization reserve is not representative of a deferred tax liability in part because any reduction in the deferred tax liability is not taken as a benefit in any tax return and to do so would "artificially lower" your effective tax rate. As taxes must be computed at the jurisdictional level, please explain to us why the reduction in the future tax obligation due to Luxembourg through the reduction of the equalization reserve is not a tax benefit and why this benefit is not merely a foreign tax rate differential resulting from your tax planning strategy to utilize a captive Luxembourg reinsurer.

Financial Statements
Notes to Consolidated Financial Statements
Note 2: Accounting Policies
(f) Ceding Commission Revenue, page F-8

5. We acknowledge your response to previous comment 2. Please elaborate on how your Personal Lines Quota Share arrangement meets the significant insurance risk criterion of ASC 944-20-15-41a. In your response, as it relates to timing risk:
   - Please tell us and revise your disclosure to explain:
     - What insurance policies are covered under the quota share agreement and how their term compares to the three-year term of the quota share agreement;
     - When the provisional ceding commission of 32% is paid during the three-year term of the agreement;

- How the "adjustment" to the ceding commission as disclosed on pages F-50 and F-101 and elsewhere in your filing is calculated, including how the "loss ratio" used to determine the amount of ceding commission "adjustment" is calculated. It should be clear from the disclosure whether it is the same as or differs from the "net loss ratio" as disclosed in Selected Financial Data and MD&A;
  - The timing of adjustment throughout the three-year agreement;
  - How the quarterly "net payments" referred to in the fourth paragraph on page 10 of your response are calculated;
  - When net payments are made in relation to the timing of payments you make to settle a policyholder claim; and
  - When the final adjustment is made.
- Provide us an illustration that shows how the timing of the reinsurer's payments depend on and directly vary with the amount and timing of claims settled under the contract.
- Explicitly state whether there are any features that delay timely reimbursement.

6. Regarding the significant loss criterion of ASC 944-20-15-41b, please tell us:
   - The amount of the loss you identified that the reinsurer may realize and why you deemed it significant; and
   - How you determined that the loss described above was reasonably possible.

7. Please explain to us why you indicated that your ceding commission could vary from 30% to 32% in your November 7, 2013 response to comment 2 when it appears from disclosure on page F-50 and elsewhere that it ranged from 30.5% to 34.5% prior to October 1, 2012 and 30% to 34.5% since then.

8. Assuming you can substantiate reinsurance accounting as demonstrated by insurance risk transfer from the preceding comments, we understand you have proposed to revise your financial statement presentation and disclosure to reclassify the portion of your ceding commissions revenue related to the reimbursement for the recovery of acquisition costs as a reduction of your deferred acquisition costs and to present the difference as ceding commission revenue. We believe this is the correction of an error and as such, when you restate your financial statements please revise your filing to include all the disclosures for the correction of an error, including labeling your financial statements as restated, revising your MD&A and providing all the disclosures required by ASC 250-10-50-7. Separately in your response, please tell us how you determined the allocation of your ceding commission revenue between the portion related to the reimbursement of acquisition costs and the remaining portion. Please also explain to us your assertion that this correction will not impact your balance sheet and consider the need to clarify your accounting policy disclosure for the timing of recognition of ceding commissions in the balance sheet and statement of income.

9. Please revise your statement of income presentation to reflect gross premiums and separately deduct ceded premiums to derive net premiums earned. Clarify what portion of ceded premiums is with related parties to comply with Item 4-08(k) of Regulation S-X.

10. Your net operating expense ratio and net combined ratio, as presented in Selected Financial Data on page 41, appear to be non-GAAP measures because of the reduction of expenses by service and fee income, which as disclosed on page 46 have no relationship to the amount of insurance coverage provided. As a result, please revise your filing to:
    *   Make all the disclosures required by Item 10(e)(i) of Regulation S-K;
    *   Revise the label of these measures to more clearly differentiate them from similarly titled measures of other companies (possibly including an "adjusted" nomenclature); and
    *   Clearly indicate that your measures may be different from similarly titled measures of other companies.

11. On page 46 and elsewhere in your filing you indicate that service and fee income is intended to compensate you for additional administrative costs associated with processing. To the extent you would continue to bear these administrative costs if the service and fee income could not be charged to customers, as implied in the third risk factor on page 27, it appears that these revenues are a major driver of your net income. Please address the following comments:
    *   Please tell us the incremental costs incurred to generate service and fee income.
    *   Please revise your disclosure to provide a more fulsome discussion of your service and fee income and the incremental costs to generate them, including but not limited to:
        o   A more complete description of each component;
        o   The relative contribution of each component to total service and fee income for each reporting period;
        o   How each component is generated;
        o   How each component is similar or different from each other; and
        o   Any other relevant information material to understanding this source of revenue and its impact on profitability.

Note 10: Income Taxes, page F-38

12. Please restate your 2010 financial statements to correct the income tax benefit incorrectly recognized in the statement of income on the acquisition date associated with the deduction for acquisition costs commuted to GMAC Insurance Holdings, Inc. immediately prior to your acquisition. Please provide all the disclosures for the correction of an error, including labeling your financial statements as restated, revising MD&A and providing all the disclosures required by ASC 250-10-50-7.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       J. Brett Pritchard, Esq.
       Locke Lord LLP
       111 South Wacker Drive
       Chicago, Illinois 60606